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Kurt Charron

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Los Angeles, California

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Charron Favreau

 University of Southern California - Marshall Scho...

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 134 connections

Experience

Founder
Charron Favreau
Apr 2013 – Present · 5 yrs 11 mos

Spirits company with a focus on handcrafted products using local ingredients. The first product offering, Chareau, bottled and launched in April 2013.

Principal
Interindustry
Nov 2009 – Dec 2013 · 4 yrs 2 mos
Greater Los Angeles Area

Brand Development & Consultancy

Regional Market Manager
Purple Beverage Company
Mar 2008 – Nov 2008 · 9 mos
Greater Los Angeles Area

 ### Market Manager
Rockstar Energy Drink
Apr 2006 – Feb 2008 · 1 yr 11 mos
Greater Los Angeles Area

Education

University of Southern California - Marshall School of Business
B.S., Business
2001 – 2005
Activities and Societies: Lloyd Greif Center for Entrepreneurial Studies

Skills & Endorsements

Marketing · 3

  Q Search

Social Media Marketing · 2

Lea **Rakoff** and **1 connection** have given endorsements for this skill

Social Media · 2

Matt **Meichtry, MBA** and **1 connection** have given endorsements for this skill

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